Exhibit 4.5

English Summary of Hebrew Original

Addendum to Lease Agreement (the “Lease Agreement”), dated August 25, 2024, between Silicom Ltd.
and Techhouse Holdings Ltd. (the "Lessor")

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew language agreement and is intended solely as a general presentation of the agreement.

General

1.	The parties agree that the lease agreement dated December 3, 2014, will be extended by 60 additional months commencing on March 1, 2025 and terminating on February 28, 2030.

2.	It is clarified that apart from what is written in this addendum, the Lease Agreement shall continue to bind the parties.